FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Voluntary withdrawal of Imfinzi indication in advanced bladder cancer in the US

22 February 2021 07:00 GMT

Voluntary withdrawal of Imfinzi indication in advanced bladder cancer in the US

AstraZeneca today announced the voluntary withdrawal of the Imfinzi (durvalumab) indication in the US for previously treated adult patients with locally advanced or metastatic bladder cancer. This decision was made in consultation with the Food and Drug Administration (FDA).

In May 2017, Imfinzi was granted accelerated approval in the US based on promising tumour response rates and duration of response data from Study 1108, a Phase I/II trial that evaluated the safety and efficacy of Imfinzi in advanced solid tumours, including previously treated bladder cancer. Continued approval was contingent on results from the DANUBE Phase III trial in the 1st-line metastatic bladder cancer setting, which did not meet its primary endpoints in 2020. The withdrawal is aligned with FDA guidance for evaluating indications with accelerated approvals that did not meet post-marketing requirements, as part of a broader industry-wide evaluation. This withdrawal does not impact the indication outside the US and does not impact other approved Imfinzi indications within or outside the US.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "The science of immunotherapy has moved swiftly over the past few years, bringing new options to patients at an unprecedented pace. While the withdrawal in previously treated metastatic bladder cancer is disappointing, we respect the principles FDA set out when the accelerated approval pathway was founded and remain committed to bringing new and innovative options to patients. In the last three years, Imfinzi has become an important standard of care in multiple lung cancer settings, an area of considerable focus for AstraZeneca."

Healthcare providers are being notified of this update. Patients with metastatic bladder cancer currently being treated with Imfinzi should consult with their healthcare provider regarding their ongoing care.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) after chemoradiation therapy in the US, Japan, China, across the EU and in many other countries, based on the PACIFIC Phase III trial. Imfinzi is also approved in the EU, US, Japan and many other countries around the world for the treatment of extensive stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial. Imfinzi is also approved for previously treated patients with advanced bladder cancer in several countries.

As part of a broad development programme, Imfinzi is being tested as a monotherapy and in combinations including with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, liver cancer, biliary tract cancer, oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer, and other solid tumours.

In bladder cancer, the Company has several Phase III trials testing Imfinzi in various treatment combinations across early- and late-stage settings including the NILE Phase III trial in metastatic disease, the NIAGARA Phase III trial in muscle invasive disease and the POTOMAC Phase III trial in non-muscle invasive disease.

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small, targeted molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary